Exhibit 99.1

China Mass Media Announces Third Quarter 2008 Unaudited Financial Results

BEIJING--(BUSINESS WIRE)--November 24, 2008--China Mass Media International Advertising Corp. (“China Mass Media” or the “Company”) (NYSE Arca: CMM), a leading independent television advertising company in China, today announced its unaudited financial results for the quarter ended September 30, 2008.

Third Quarter 2008 Financial Highlights1

  Total net revenues were RMB 73.1 million (US$10.8 million), an increase of 125% from the third quarter of 2007 and an increase of 7.3% from the second quarter of 2008.
  Operating income was RMB18.6 million (US$2.7 million), a decrease of 8.2% from the third quarter of 2007 and an increase of 138.9% from the second quarter of 2008.
  Net income was RMB17.4 million (US$2.6 million), a decrease of 16.8% from the third quarter of 2007 and an increase of 65.0% from the second quarter of 2008.
  Cash flow from operating activities was RMB 85.9 million (US$12.6 million), an increase of 58.2% from the third quarter of 2007 and an increase of 284% from the second quarter of 2008.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “The third quarter of 2008 was an exciting period for our company. We listed on the NYSE Arca during an extremely difficult market situation and became the first television advertising company in China to list in the United States.

During the quarter, China Central Television (CCTV) devoted substantial media resources to the Olympic Games in Beijing. More than ten channels were involved in the live daily broadcasts and replays of most Olympic events. According estimates from CSM Media Research Co., Ltd., the aggregate audience share of all CCTV relevant channels reached 41%, with more than 1.1 billion viewers in China watching television broadcasts of the Games. We are pleased to have been the exclusive independent advertising agency firm that served CCTV in marketing the advertising time for CCTV Channels 1 and 2 during this period.

In terms of the media resources during the quarter, we also newly secured the exclusive advertising rights to CCTV’s Spanish channel (CCTV-E) and French channel (CCTV-F) for five years. These two channels were developed for viewers located in almost 40 different countries and regions around the world, including most of Central and South America, Western Europe and West Africa. China has been a significant business partner to these regions for many years. We believe that CCTV-E and CCTV-F will help us provide Chinese entrepreneurs a compelling outlet to expand their message to audiences around the world.”

Mr. Eric Cheung, the Company’s Chief Financial Officer, added, “Our successful initial public offering provides us a stronger than ever cash position. This, combined with our robust operating cash flow that increased 58% over the third quarter of 2007, will allow us to broaden our opportunities for potential business cooperation or service diversification. Meanwhile, we remain committed to our 20 to 30% dividend payout policy starting in FY2009.”

Third Quarter 2008 Financial Results

Revenues

Revenues from advertising agency services were RMB 70.7 million (US$10.4 million) in the third quarter of 2008, an increase of 118% from RMB 32.4 million in the same period of 2007, and an increase of 6.6% from RMB 66.2 million in the second quarter of 2008. The increase compared to the third quarter of 2007 was because the Company secured and sold more advertising time slots on the popular morning news show “First Time” on CCTV Channel 2 (CCTV-2) and five news-related programs on CCTV Channel 4 (CCTV-4) since the beginning of 2008. While the Company reports revenues from all other programs on a net basis, it uses the gross method to report revenues generated from the sale of advertising time slots on CCTV-4 because it secured those programs at a fixed cost and bears inventory risk. Additional revenues were reported from selling more time slots around television guide programming breaks through two new advertising agency partners. This was partially offset by a decrease in the advertising time slots sold for the Company’s daytime advertising package compared to last year because of the sixteen day suspension of regularly scheduled television shows on CCTV channels 1 and 2 during the Olympic Games, and the related cancellation and rescheduling of regular advertisements.

The sequential increase in advertising agency service revenues was primarily due to a bounce back in the sales of advertising time slots for the daytime advertising package from a slow second quarter of 2008, mainly due to the Sichuan earthquake and the loss of a significant customer, Hasee Computer Co., Ltd. Additionally, the sales of advertising time slots on CCTV-4 continued to improve following the channel’s debut at the beginning of 2008. The Olympic Games related programs and the live broadcast of the launch of the Shenzhou VII space mission on CCTV-4 generated strong audience ratings in the third quarter of 2008, which also helped promote this newly secured media resource.

Revenues from production and sponsorship services were RMB 5.2 million (US$ 0.8 million) in the third quarter of 2008, an increase of 70.9% from RMB 3.0 million in the same period in 2007, and an increase of 20.9% from RMB 4.3 million in the second quarter of 2008. The strong sequential and third-quarter-to-third-quarter increases were mainly attributable to a rise in sponsorships for public service announcements.

Operating costs and expenses

Cost of revenues was RMB 47.7 million (US$7.0 million) in the third quarter of 2008, an increase of 429% from RMB 9.0 million in the same period of 2007 and a decrease of 8.7% from RMB 52.3 million in the second quarter of 2008. The year-over-year increase was primarily due to the inclusion of guaranteed media fees in the cost of revenues in the third quarter of 2008 as a result of using the gross method of reporting revenues generated from the newly secured CCTV Channel 4 programs. The sequential decrease was primarily due to a reduction in media cost in connection with the contracts with Hasee Computer. The Company did not incur any further media cost for contracts with Hasee Computer this quarter.

Sales and marketing expenses were RMB 2.0 million (US$0.3 million) in the third quarter of 2008, an increase of 74.0% from RMB 1.1 million in the same period of 2007 and an increase of 39.4% from RMB 1.4 million in the second quarter of 2008. The sequential and third quarter-to-third quarter increases were primarily due to increased headcount in sales and marketing functions and higher commissions paid for newly secured advertising time slots on CCTV-2 and CCTV-4.

General and administrative expenses were RMB 4.7 million (US$0.7 million) in the third quarter of 2008, an increase of 135.2% from RMB 2.0 million in the same period of 2007 and a decrease of 27.8% from RMB 6.6 million in the second quarter of 2008. The year-over-year increase was due to an increase in administrative employees, the granting of stock options, and additional expenses related to being a publicly held company in the United States. The sequential decrease in the third quarter of 2008 was primarily because the Company recorded a charge in allowance for doubtful accounts that related to the receivable due from Hasee Computer in the second quarter of 2008.

Operating income, as a result of the foregoing factors, was RMB 18.6 million (US$2.7 million) in the third quarter of 2008, a decrease of 8.2% from RMB 20.3 million in the same period of 2007 and an increase of 138.9% from RMB 7.8 million in the second quarter of 2008. The operating margin was 25.5%, 11.4% and 62.5% in the three months ended September 30, June 30, 2008 and September 30, 2007, respectively.

Net income was RMB 17.4 million (US$2.6 million) in the third quarter of 2008, a decrease of 16.8% from RMB 20.9 million in the same period of 2007 and an increase of 65.0% from RMB 10.6 million in the second quarter of 2008. Net margin was 23.8%, 15.5% and 64.5% in the three months ended September 30, June 30, 2008 and September 30, 2007, respectively.

Basic and diluted earnings per ADS for the third quarter of 2008 increased to RMB 0.81 (US$0.12), compared to basic and diluted earnings per ADS of RMB 1.26, for the corresponding period in 2007 and RMB 0.63 for the second quarter of 2008. Each ADS represents 30 ordinary shares.

Cash and Cash Equivalents

As of September 30, 2008, the Company had cash and cash equivalents of RMB 591.9 million (US$87.2 million) compared to RMB 213.3 million at the end of the second quarter of 2008. The increase in cash and cash equivalents is a result of the successful public offering which generated approximately RMB 290 million in net proceeds. All of the cash raised from the IPO transaction is held overseas where the deposit amounts are fully guaranteed by the local government. For the remaining balance, the Company either placed the deposits with overseas banks where the local government guaranteed the whole amount or placed the deposits with banks that are listed on the Hong Kong Stock Exchange and are majority held by the Chinese government.

Subsequent Events

  In November 2008, the Company purchased certain office premises, including the offices it is currently using, from related parties. These properties are located in the Corporate Square and in the China Merchants International Financial Centre buildings in the Xicheng District of Beijing, China. The total price for the facilities was RMB 51.0 million (approximately US$ 7.5 million), as determined by an independent valuation & advisor. The properties will be used for current operations and future expansion.
  In October 2008, the Company was invited to the Second China Brand Media Summit as one of “China’s 100 Leading Brands in the Media Sector”. The Company was awarded as a “Top Ten Chinese Brand Advertising Company” during the event.
  In October 2008, the Company was awarded the Gold, Silver and Bronze Yellow River Awards for outstanding public service announcements produced in China at the 15th China International Advertising Festival. The Company’s advertisements were selected out of over 6,000 entries.

Business Outlook

The Company plans to provide full-year guidance for 2009 when it reports fourth quarter 2008 results. No quarterly guidance will be provided.

Mr. Shengcheng Wang concluded, “As we look forward to the coming months, we plan to devote the majority of our efforts to the marketing and presale of advertising time slots for the “2009 Chinese New Year Gala” program, which is believed to be the single most watched program in China every year.

Beyond that, we are optimistic about the overall Chinese economic environment in the coming year. While the growth of the advertising market in China may decelerate because of the ongoing financial crisis and the economic turmoil worldwide, we believe the RMB 4.0 trillion stimulus package from the Chinese government and growing domestic consumption are likely to help support the country’s growth. Additionally, CCTV just completed another successful prime time resource auction on November 18, 2008. According to CCTV, bids for prime time spots on CCTV reached RMB 9.2 billion, representing an approximately 15% rise compared with last year. Although at this point it only serves as an early indicator about media demand for next year, we think it is a positive sign. Since the majority of our clients are companies that are in the pharmaceutical and food & beverage industries in China, we believe they will be less affected by the global financial crisis. So while the world financial crisis will undoubtedly continue to impact everyone, we remain cautiously optimistic about growth in the media market in China in 2009.”

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, the management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for investors’ understanding of the Company’s overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Time (EST) (9:00 p.m., Beijing time) on Monday, November 24, 2008.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 866 202 4683

- International dial-in number: +1 617 213 8846- China Toll Free Number: +10 800 130 0399

Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.chinammia.com. A replay of the webcast will be available for three months.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010

- International dial-in number: +1 617 801 6888

Passcode: 52714542

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media International Advertising Corp.

China Mass Media International Advertising Corp. is a leading independent television advertising company in China. The Company provides a full range of integrated television advertising services, including advertising agency services, special events services to China Central Television, or CCTV, and production and sponsorship services. For its advertising agency services, the Company obtains advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procures advertisers to place advertisements during such time slots. The Company also assists CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. For its production and sponsorship services, the company designs, produces and packages content for public service announcements or commercial advertisements. In addition, the Company solicits sponsors for the public service announcements it produces and arranges for such announcements, as well as announcements supplied by certain of its clients, to be broadcast on CCTV. For further information about China Mass Media, please visit http://www.chinammia.com.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	32,421,680	66,266,445	70,661,244	10,406,817
Special events services	-	-	-	-
Advertisement production and sponsorship services	3,030,000	4,285,676	5,179,717	762,856
Total revenues	35,451,680	70,552,121	75,840,961	11,169,673
Less: Business tax	(2,999,232)	(2,470,312)	(2,763,372)	(406,983)
Total net revenues	32,452,448	68,081,809	73,077,589	10,762,690

Operating costs and expenses:
Cost of revenues	(9,024,487)	(52,300,715)	(47,733,904)	(7,030,134)
Sales and marketing expenses	(1,142,234)	(1,425,087)	(1,987,275)	(292,681)
General and administrative expenses	(2,014,703)	(6,562,015)	(4,738,804)	(697,920)
Total operating costs and expenses	(12,181,424)	(60,287,817)	(54,459,983)	(8,020,735)

Operating income	20,271,024	7,793,992	18,617,606	2,741,955

Interest and investment income	2,634,401	4,470,533	3,671,955	540,797
Other expense, net	(871,578)	(1,638)	(1,799,274)	(264,993)

Income before tax	22,033,847	12,262,887	20,490,287	3,017,759

Income tax expense	(1,093,802)	(1,709,146)	(3,076,395)	(453,084)

Net income	20,940,045	10,553,741	17,413,892	2,564,675

Net income allocated to participating preferred shares	(3,668,696)	(1,849,015)	(1,160,674)	(170,941)

Net income available to ordinary shareholders	17,271,349	8,704,726	16,253,218	2,393,734

Earnings per ordinary share, basic and diluted	0.04	0.02	0.03	0.004
Earnings per ADS, basic and diluted	1.26	0.63	0.81	0.12

Shares used in calculating earnings per ordinary share, basic and diluted	412,400,000	412,400,000	600,732,337	600,732,337
Shares used in calculating earnings per ADS, basic and diluted	13,746,667	13,746,667	20,024,411	20,024,411

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	December 31, 2007	September 30, 2008	September 30, 2008
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	138,262,170	591,890,189	87,172,151
Short-term investments	220,000,000	400,000,000	58,911,030
Notes receivable	-	-	-
Accounts receivable, net of allowance for doubtful accounts of nil and RMB 2,471,718 as of December 31, 2007 and September 30, 2008	5,299,331	13,210,854	1,945,662
Prepaid expenses and other current assets	21,888,980	56,833,087	8,370,239
Deposit paid to a related party	-	1,000,000	147,278
Total current assets	385,450,481	1,062,934,130	156,546,360
Non-current assets:
Property and equipment, net	2,453,044	2,093,442	308,317
Long-term investments	15,638,800	-	-
Total non-current assets	18,091,844	2,093,442	308,317
Total Assets	403,542,325	1,065,027,572	156,854,677

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	118,546,766	313,850,736	46,223,175
Customer advances	99,885,671	38,155,588	5,619,462
Dividend payable	-	96,335,115	14,188,002
Accrued expenses and other current liabilities	4,754,154	11,379,225	1,675,905
Taxes payable	14,434,229	47,927,190	7,058,600
Amount due to related parties	21,562,056	187,251,949	27,578,013
Payable to shareholder	15,644,646	-	-
Total current liabilities	274,827,522	694,899,803	102,343,157
Total Liabilities	274,827,522	694,899,803	102,343,157

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 412,400,000 shares issued and outstanding as of December 31, 2007; 716,375,000 issued and outstanding as of September 30, 2008)	2,812,149	4,893,500	720,703
Series A convertible preferred shares ($0.001 par value; 100,000,000,000 shares authorized, 87,600,000 shares issued and outstanding as of December 31, 2007; none issued and outstanding as of September 30, 2008)	597,343	-	-
Additional paid-in capital	46,700,503	329,370,140	48,508,835
Statutory reserves	18,450,237	18,450,237	2,717,306
Retained earnings	60,154,571	17,413,892	2,564,676
Total Shareholders’ Equity	128,714,803	370,127,769	54,511,520

Total Liabilities and Shareholders’ Equity	403,542,325	1,065,027,572	156,854,677

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED,
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	20,940,045	10,553,741	17,413,892	2,564,676
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	300,605	233,515	245,232	36,117
Deemed related party contribution	494,374	-	-	-
Investment income	(229,049)	(4,042,911)	(2,018,356)	(297,259)
Exchange loss	-	-	1,796,769	264,624
Share-based compensation	-	-	855,239	125,958
Changes in assets and liabilities:
Notes receivable	-	202,800	5,741,441	845,585
Accounts receivable	(3,122,920)	12,965,126	(32,023)	(4,716)
Prepaid expense and other current assets	11,690,964	(6,068,951)	129,514	19,074
Other non-current assets	482,903	-	-	-
Accounts payable	18,765,225	(34,437,690)	5,042,095	742,587
Customer advances	4,797,119	(293,964)	3,443,327	507,125
Accrued expenses and other current liabilities	411,759	(1,007,705)	(1,638,245)	(241,277)
Taxes payable	(222,948)	(7,612,248)	3,220,834	474,357
Amount due to related parties	-	51,857,957	51,689,579	7,612,716
Net cash provided by operating activities	54,308,077	22,349,670	85,889,298	12,649,567
Cash flows from investing activities:
Purchase of short-term investments	(100,000,000)	-	-	-
Proceed from short-term investments	-	55,000,000	-	-
Purchase of property and equipment	(44,059)	(157,423)	(125,598)	(18,498)
Proceeds from investment income	221,199	1,829,877	4,205,575	619,387
Net cash used in investing activities	(99,822,860)	56,672,454	4,079,977	600,889
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	2,847	290,431,451	42,774,040
Proceeds from issuance of preferred shares	-	605	-	-
Movement of shareholder’s cash and investment accounts/payable to shareholder	251	-	-	-
Dividends distributed	(5,073,297)	(29,194,814)	-	-
Net cash used in financing activities	(5,073,046)	(29,191,362)	290,431,451	42,774,040
Effect of foreign currency exchange	(2,955)	-	(1,796,769)	(264,624)
Net increase in cash and cash equivalents	(50,590,784)	49,830,762	378,603,957	55,759,872
Cash and cash equivalents at beginning of the period	624,446,841	163,455,470	213,286,232	31,412,279
Cash and cash equivalents at end of the period	573,856,057	213,286,232	591,890,189	87,172,151

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
SELECTED OPERATING DATA

	September 30, 2007	June 30, 2008	September 30, 2008

Number of programs secured during the period	3	9	40
Total advertising time obtained (seconds)(1)	193,200	504,660	2,843,520
Total advertising time sold (seconds)(2)	128,900	242,055	238,917

(1) Represents the total amount of time during regular television programs secured through our contracts with CCTV, including 458,880 seconds from CCTV-1, CCTV-2 and CCTV-4 and 2,384,640 seconds from CCTV-E and CCTV-F.
(2) The Company has secured the CCTV-E and CCTV-F advertising time from July 1, 2008 for five years. During the three months period ended September 30, 2008, the company has not engaged any sales of advertisements in CCTV-E and CCTV-F
RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended September 30, 2007			Three months ended September 30, 2008
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	20,271,024	-	20,271,024	18,617,606	855,239	19,472,845

Net income	20,940,045	-	20,940,045	17,413,892	855,239	18,269,131

(*) The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2008, which was RMB6.7899 to US$1.00. The percentages stated are calculated based on RMB.

CONTACT:
China Mass Media
Julie Sun, +86-10-8809-1050
Vice President of Corporate Development
juliesun@chinammia.com
or
Christensen
Hong Kong:
Roger Hu, +852 2117 0861
rhu@ChristensenIR.com
or
United States:
Linda Bergkamp, +1-480-614-3004
lbergkamp@christensenIR.com